FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                         UK CASH HANDLING JOINT VENTURE

HSBC Bank plc today announces that it has agreed with Barclays Bank PLC to form a 50:50 joint venture to manage the UK cash handling operations of the two banks. The joint venture has acquired the fixed assets and operations of Loomis AB's cash handling business in the UK, Loomis Cash Management (LCM). Each bank has made an equity injection of GBP5 million into the new entity, which will be known as Vaultex UK Limited.

The announcement follows a statement issued by Securitas AB on 26 July that it had signed a Heads of Terms agreement with HSBC Bank plc and Barclays Bank PLC regarding its intention to exit the cash handling services it provides the two banks through LCM. The Heads of Terms contemplated that the exit would occur during the fourth quarter of 2007.

Note to editors

HSBC Bank plc HSBC serves 15.7 million customers in the UK and employs more than 40,000 UK staff. HSBC is Britain's most recommended big bank. HSBC Bank plc is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  26 November, 2007